TIME EQUITIES SECURITIES LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

	Member's Equity
Balance at December 31, 2014	$ 339,142
Net Income	1,999,850
Balance at December 31, 2015	$ 2,338,992

The accompanying notes are an integral part of these financial statements.